EXECUTION COPY


                      COORDINATION AND ADJUSTMENT AGREEMENT


         COORDINATION AND ADJUSTMENT AGREEMENT (this "Agreement") dated as of September 24, 1996 by and among O Acquisition, Inc., a Delaware corporation ("Buyer") and each of the parties set forth on the signature pages hereto under the heading "Sellers", together with any additional parties executing a counterpart to this Agreement pursuant to Section 3.9 (each a "Seller" and collectively, the "Sellers").

                                 R E C I T A L S

         A. Buyer, certain of its Affiliates and the Sellers have entered into, or will enter into, the individual asset and share purchase agreements described on Exhibit A hereto (collectively, the "Sale Agreements"), pursuant to which each of the respective Sellers has agreed to sell, and Buyer has agreed to purchase, various assets and capital shares owned by each such Seller (collectively, the "Purchased Assets"), all on the terms and conditions set forth in such Sale Agreements.

         B. In exchange for the Purchased Assets and subject to adjustment pursuant to this Agreement, Buyer and certain of its Affiliates have agreed to pay Sellers the Purchase Price provided for in each of the individual Sale Agreements, and to assume certain of the liabilities and obligations of the Sellers (collectively, the "Assumed Liabilities"), all on the terms and conditions set forth in the Sale Agreements.

         C. Buyer desires to enter into this Agreement with Sellers so that the Purchase Price paid pursuant to each of the individual Sale Agreements may be adjusted as at the closing of the transactions contemplated by the Sale Agreements (the date upon which the transactions contemplated by all of the Sale Agreements has been consummated is referred to herein as the "Closing Date"), with such adjustments to be effected on a combined basis reflecting all of the Purchased Assets and all of the Assumed Liabilities in order to more efficiently and expeditiously carry out such adjustments in a fair and equitable manner.

         D. In order to avoid unintended conflicts and inconsistencies among the individual Sale Agreements, Buyer and Seller also desire to provide herein for the uniform handling and treatment among themselves of certain matters including cooperation among all of them in defending against certain Litigation and in administering any indemnity claims made by one against another.

         NOW THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and in exchange for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Sellers agree as follows:

                        ARTICLE I. - NET WORTH ADJUSTMENT

         1.1. Preparation of Closing Date Balance Sheet. No later than forty-five (45) days subsequent to the Closing Date, Sellers shall deliver to Buyer a Closing Date balance sheet audited by KPMG Peat Marwick, Sellers' independent public accountants, in accordance with United States generally accepted accounting principles, which reflects only the Purchased Assets and the Assumed Liabilities as of the opening of business on the Closing Date as purchased and sold pursuant to each of the Sale Agreements. The Closing Date balance sheet will be based on a roll forward from the Year End Balance Sheet of Sellers and shall be prepared on a basis consistent with the Year End Balance Sheet. Buyer shall cooperate with Sellers and their representatives in the preparation of the Closing Date balance sheet, and shall furnish such information as may be reasonably requested in connection therewith. Within fifteen (15) business days after delivery of the Closing Date balance sheet, Buyer shall notify Sellers in writing whether or not Buyer disputes any part of such Closing Date balance sheet. If no notification is received by Sellers within such fifteen (15) business day period, Buyer shall be deemed to have accepted such Closing Date balance sheet. If Buyer does dispute any aspect of the Closing Date balance sheet, Buyer's dispute notice shall include reasonable detail regarding the nature and reasons for such dispute, and the parties shall thereafter negotiate in good faith to reach a mutually acceptable resolution as soon as reasonably possible. If Buyer and Sellers are unable to resolve such dispute within fifteen (15) business days after receipt by Sellers of Buyer's written dispute notice, then the determination of the Closing Date balance sheet shall be promptly submitted to a third party accounting firm of international standing, which shall resolve any disputes regarding the Closing Date balance sheet. The terms of appointment and engagement of such third party accounting firm shall be as agreed upon between the Sellers and Buyer. The determination of such third party accounting firm regarding the Closing Date balance sheet shall be final and binding on Buyer and Sellers, and the expenses of such third party accounting firm in making such determination shall be borne equally by Buyer, on the one hand, and Sellers, on the other hand. The Closing Date balance sheet as finally agreed to by the parties or as determined by such third party accounting firm pursuant to this section is referred to as the "Closing Date Balance Sheet."

         1.2. Calculation/Payment of Adjustment. (a) The aggregate of the Purchase Price to be paid by Buyer and its affiliates to the Sellers under all of the Sale Agreements is equal to US$155 million, as adjusted as provided herein. The allocation of such amount among the various Sellers is as set forth on Exhibit B hereto. If the Worldwide Net Worth as reflected on the Closing Date Balance Sheet is greater than the Worldwide Net Worth reflected on the Year End Balance Sheet, then the amount of such excess shall be paid by Buyer to Sellers as additional Purchase Price for the Purchased Assets. If the Worldwide Net Worth as reflected on the Closing Date Balance Sheet is less than the Worldwide Net Worth reflected on the Year End Balance Sheet, then the amount of such shortfall shall be paid by Sellers to Buyer, as a reduction in the Purchase Price already paid. For purposes of this Agreement, "Worldwide Net Worth" shall mean the difference between the aggregate dollar value of the Purchased Assets, less the Assumed Liabilities as set forth on the Closing Date Balance Sheet.

         (b) All payments to be made pursuant to this section shall be made no later than the fifth (5th) day after the Closing Date Balance Sheet has been finalized, and shall be made in U.S. Dollars by wire transfer of immediately available funds, in such amounts and to such accounts as the receiving party shall designate to the paying party, together with interest accruing after the Closing Date up to and including the date of payment at the prevailing prime rate reported from time to time in the WALL STREET JOURNAL.

         1.3. Adjustment of Purchase Price Allocation. The amount of any adjustment to the Purchase Price payable pursuant to Section 1.2 hereof and due to an increase or decrease in value of one of the categories of Purchased Assets or Assumed Liabilities as to which the Purchase Price, as provided in any Sale Agreements, has been allocated (other than intangible assets) shall be allocated to or deducted from each such category of Purchased Assets or Assumed Liabilities in an amount equal to the actual increase or decrease occurring with respect to that particular category of Purchased Asset or Assumed Liability. Any difference between the total amount of the adjustment to the Purchase Price and the amount of such adjustment due to changes in value of the tangible Purchased Assets or Assumed Liabilities as to which the Purchase Price has been otherwise allocated, shall be allocated to or deducted from intangible assets. Any such adjustments to the Purchase Price shall be allocated among the Sale Agreements covering Sellers' Canadian and French operations in amounts equal to the actual change in value of any of the Purchased Assets or Assumed Liabilities actually covered by the particular Sale Agreement covering Sellers' Canadian and French operations, with the balance allocated to the operations covered by the U.S. Agreement, as defined below.

                  ARTICLE II. - SALES AGREEMENT INCONSISTENCIES

         2.1. Inconsistencies Among Sales Agreements. The parties recognize and acknowledge that due to, among other things, variations among local laws and customs in the jurisdictions in which the Sale Agreements are to apply and pursuant to which the assignment, transfer and assumption of the Purchased Assets and Assumed Liabilities are to be effected, there may be inconsistencies or conflicts among the terms and conditions of the Sale Agreements (collectively, "Inconsistencies"). Notwithstanding any such Inconsistencies, the parties acknowledge that the Sale Agreements are intended to provide for an integrated purchase and sale among the parties hereto of the worldwide Business described therein and the parties intend that the Sale Agreements, and the construction, interpretation and enforcement thereof, be uniform and consistent (except as the Sale Agreements may otherwise expressly provide or as the context may otherwise require). Accordingly, in order to provide for and assure consistency among the Sale Agreements, the parties hereby agree that the terms, provisions, conditions, agreements, covenants, representations and warranties of the parties contained in the Sale Agreements shall, in the case of any Inconsistency, be governed, construed, interpreted and enforced solely in accordance with the Asset Purchase Agreement by and among Buyer, Telectronics Pacing Systems, Inc. and TPLC, Inc. concerning the purchase and sale of the U.S. Operations as therein defined (the "U.S. Agreement"), which U.S. Agreement shall, to such extent, supersede all of the other Sale Agreements; provided, however, that any such Inconsistency which has arisen on account of any requirement of law of the jurisdiction in which one of the Sale Agreements is intended to apply (a "Legally Required Inconsistency") shall not be superseded to the extent that such Legally Required Inconsistency is necessary for the lawful consummation of the transactions contemplated by such of the Sale Agreements. Without limiting the generality of the foregoing, the parties further agree as follows:

         (a) No representation or warranty contained in any Sale Agreement shall be the basis for any claim, action, cause of action, termination, or rescission right or other relief by any party against another party unless and to the extent any such claim, action, cause of action, termination or rescission right or other relief would be available to such party pursuant to the representations or warranties of the other parties contained within the U.S. Agreement (as if the same were applicable to the Business covered by the other Sale Agreements).

         (b) The provisions for indemnification contained within Article X of the U.S. Agreement (including without limitation, those concerning the definition and extent of Buyer Claims or Seller Claims; those concerning the time period during which any Buyer Claims or Seller Claims may be brought; the Buyer Threshold and the Liability Cap applicable to any Buyer Claims; the procedure for indemnification and the method of the bringing of Buyer Claims or Seller Claims; Sellers' indemnity obligations with respect to the Litigation; Buyer's and Sellers' indemnity obligations with respect to the FDA Consent Decree; and the treatment of any indemnity payments as an adjustment to the Purchase Price paid for the Purchased Assets) shall be applicable to, and be considered limitations on, all Claims which may be brought under any of the Sale Agreements for indemnification or otherwise and, except as provided in the Sale Agreements, shall be the sole and exclusive remedy (in contract, tort or otherwise) relating to any and all disputes, legal actions, suits or proceedings arising out of or related to the Sale Agreements. The overall Liability Cap applicable to all of the Sale Agreements shall be the sum of the Purchase Prices paid under each of the Sale Agreements, as adjusted pursuant to this Agreement, and the Buyer Threshold defined in the U.S. Agreement shall be applicable to all Buyer Claims which may be brought under any of the Sale Agreements.

         (c) The provisions concerning the financial statements, financial position and financial results of operation relating to the Business contained in Sections 4.5 and 4.6 of the U.S. Agreement, those concerning litigation cooperation prior to closing contained in Section 6.5 of the U.S. Agreement and those concerning the disposition of certain information contained in Section 7.7 of the U.S. Agreement shall be applicable to all of the Sale Agreements and to the transactions and Business covered by the other Sale Agreements as fully as if set forth therein in their entirety and shall supersede any similar provision in any of the other Sale Agreements in case of any Inconsistency.

         (d) Attached hereto are various schedules (the "Disclosure Schedules") which describe certain matters concerning Sellers' worldwide Business. Such Disclosure Schedules are hereby incorporated in each of the Sale Agreements as if fully set forth therein in their entirety, and the matters described therein shall be deemed to supplement and modify the representations, warranties, covenants and agreement contained in the Sale Agreements to the extent so set forth in such Disclosure Schedules.

         (e) Except as provided in Section 7.4 of the U.S. Agreement, on a world-wide basis, all Taxes (as defined in the U.S. Agreement), recording fees, personal property, title application fees, patent and trademark assignment registration fees, and such other transfer taxes and fees arising by virtue of the transfer of the Purchased Assets and the Business from Sellers and their Affiliates to Buyer or its Affiliates pursuant to the Sale Agreements (other than Taxes based upon the net income or capital gain of Sellers or their Affiliates arising out of the transactions contemplated thereby) shall be paid by Buyer, provided that the parties shall cooperate with one another in all lawful and reasonable arrangements to minimize such Taxes and fees, and further provided that Sellers or their Affiliates shall reimburse Buyer within 30 days for one-half of the sales taxes, use taxes or similar transfer taxes imposed on the transfer of the Purchased Assets to Buyer. Buyer and Seller agree that they will prepare and agree before Closing a schedule identifying categories of assets located within each State and Territory of Australia and the agreed sale value of each such category within each such State and Territory of Australia.

         (f) Solely for purposes of the Sale Agreements and the transactions contemplated thereby, each of the parties hereby agrees that any and all disputes, legal actions, suits, or proceedings arising out of or relating to the Sale Agreements or the transactions contemplated thereby, whether legal or equitable in nature, or arising out of contract, tort or otherwise, may be brought solely in a state or federal court located in the County of New Castle, State of Delaware. By their signature to this Agreement, the parties, regardless of their residence, each irrevocably submits to the jurisdiction of the courts located in the County of New Castle, State of Delaware, in any dispute, legal action, suit or proceeding arising out of or relating to the Sale Agreements or the transactions contemplated thereby. Each of the parties acknowledges that it has freely agreed to so submit to jurisdiction and venue, and that without such agreement the courts located in the County of New Castle, State of Delaware might not otherwise have jurisdiction over each of such parties.

         (g) Solely for purposes of the Sale Agreements and the transactions contemplated thereby, each of the parties hereby irrevocably appoints The Corporation Trust Company, whose address is 1209 Orange Street, Wilmington, Delaware, 19801, as their designated agent for service of process in the State of Delaware upon whom may be served any notice, process or pleading in any dispute, legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each further consents that service of process on such designated agent shall have the same effect as if they had lawfully been served personally with process in the State of Delaware; provided, that such appointment may be terminated after that date which is 6 years from the Closing Date.

         (h) Solely for purposes of the Sale Agreements and the transactions contemplated thereby, each of the parties hereby irrevocably waives all claims of immunity from jurisdiction or attachment, and waives all claims of immunity from jurisdiction, attachment and execution to which it might otherwise be entitled in any legal action or proceeding brought in any state or federal court located in the County of New Castle, State of Delaware, and further irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to any dispute, legal action, suit or proceeding arising out of or relating to the Sale Agreements or the transactions contemplated thereby being brought in any federal or state court located in the County of New Castle, State of Delaware, and hereby further irrevocably waives any claim that any such dispute, legal action, suit, or proceeding brought in any such court has been brought in an inconvenient forum.

                          ARTICLE III. - MISCELLANEOUS

         3.1. Notices. Any notice, request, instruction or other document to be given hereunder shall be in writing and delivered personally or sent by United States registered or certified mail, postage prepaid, or by facsimile, according to the instructions set forth below. Such notices shall be deemed given: at the time delivered by hand, if personally delivered; at the time received if sent by United States registered or certified mail; at the time when receipt is confirmed by the receiving facsimile machine if sent by facsimile.

                  If to Buyer, to:

                  St. Jude Medical, Inc.
                  One Lillehei Plaza
                  St. Paul, Minnesota  55117
                  Attention:  General Counsel
                  Facsimile:  612-490-4333

                  If to any Seller, to:

                  Pacific Dunlop Limited
                  Level 41, 101 Collins Street
                  Melbourne, Victoria 3000
                  Attention:  Managing Director
                  Telecopy Number:  011-613-9270-7330

                  With a copy to:

                  Gardner, Carton & Douglas
                  321 N. Clark Street
                  Suite 3400
                  Chicago, Illinois 60610
                  Attention:  Messrs. Robert J. Wilczek and Stephen M. Gatlin
                  Facsimile:  312-644-3381

or to such other address as such party may indicate by a notice delivered to the other parties hereto.

         3.2. Successors and Assigns. The rights of Buyer and Sellers pursuant to this Agreement shall not be assignable by such party prior to the Closing Date without the prior written consent of the other parties, except that Buyer may assign its rights hereunder to one or more of its Affiliates prior to the Closing Date, PROVIDED THAT Buyer shall not be released from any of its obligations hereunder by reason of such assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns.

         3.3. Entire Agreement; Amendments. This Agreement and the Sale Agreements contain the entire understanding of the parties hereto with regard to the subject matter contained herein, and supersede all prior written or oral agreements, understandings or letters of intent between or among any of the parties hereto, with respect to the subject matter hereof. This Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the parties hereto. In the event of a dispute or inconsistency between any of the Sale Agreements and this Agreement, the terms of this Agreement shall prevail. Capitalized terms used herein not otherwise defined herein shall have the same meanings herein as ascribed to such terms in the U.S. Agreement.

         3.4. Interpretation. Section headings are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

         3.5. Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, pursuant to a written action by the party or parties entitled to the benefit thereof. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

         3.6. Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

         3.7. Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to each Seller and Buyer.

         3.8. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice of laws provisions which may direct the application of the laws of another jurisdiction.

         3.9. Additional Parties. Certain of the Sale Agreements will be executed subsequent to the date of this Agreement. The parties agree that upon execution of such Sale Agreements, this Agreement shall be amended to add the parties to such Sale Agreements as parties hereto and to reference the additional Sale Agreements on Exhibit A hereto, with such amendments to be effected and evidenced by the delivery to each party hereto of a revised Exhibit A together with a counterpart signature page to this Agreement, executed by such new parties and reflecting such parties as "Sellers" for purposes of this Agreement.


                                   * * * * * *


         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year set forth on the first page hereto.


BUYER:                                SELLERS:

O Acquisition, Inc                    Telectronics Pacing Systems, Inc.

By:    /s/ S.L. Wilson                By:    /s/ James Dennis
       -----------------------------         --------------------------------
Title: Vice President - Finance and   Title: President
       Chief  Financial Officer              --------------------------------
       -----------------------------

                                      TPLC, Inc.

                                      By:    /s/ James Dennis
                                             --------------------------------
                                      Title: President
                                             --------------------------------


                                      Telectronics Pty. Ltd.

                                      By:    /s/ James Dennis
                                             --------------------------------
                                      Title: Attorney-in-Fact
                                             --------------------------------


                                      Medical Telectronics Pty. Ltd.

                                      By:    /s/ James Dennis
                                             --------------------------------
                                      Title: Attorney-in-Fact
                                             --------------------------------